Exhibit (a)(6)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Offeror (as defined below) may, in his discretion, take such action as he may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by Lehman Brothers Inc. (the “Dealer Manager”), member SIPC, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK OF

WILLIAM LYON HOMES

AT $93.00 NET PER SHARE

BY WILLIAM LYON

William Lyon (the “Offeror”), Chairman and Chief Executive Officer of William Lyon Homes, a Delaware corporation (the “Company”), is offering to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company, other than Shares owned by the Offeror, at a purchase price of $93.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company of New York (the “Depositary”) will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Offeror will pay all charges and expenses of the Dealer Manager, the Depositary and Georgeson Shareholder Communications Inc., which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer. If the Offer is completed and the 90% Condition (as defined below) is satisfied, then the Offer will be followed by a short-form merger of a newly formed Delaware corporation, to which the Offeror and the William Harwell Lyon 1987 Trust and William Harwell Lyon Separate Property Trust (the “Trusts”) will simultaneously contribute their Shares, with and into the Company (the “Merger”) unless it is not lawful to do so.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, APRIL 13, 2006, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn before the Offer expires at least a majority of the Shares, including outstanding Shares issued upon the exercise of vested options prior to the expiration of the Offer, not owned by the Offeror or the Trusts or the directors and officers of the Company immediately prior to the commencement of the Offer (the “Majority of the Minority Condition”), (2) the condition that sufficient Shares are tendered in the Offer such that the tendered Shares, together with the Shares already owned by the Offeror and the Trusts, would represent at least 90% of the Shares outstanding upon expiration of the Offer (the “90% Condition”), and (3) receipt by the Offeror of the proceeds under his financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc. See “The Offer—Section 12. Conditions to the Offer” of the Offer to Purchase. The Majority of the Minority Condition is not waivable.

The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. If the Offer is completed and the 90% Condition is satisfied, then the Merger will be effected in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), unless it is not lawful to do so, without the affirmative vote of, or prior notice to, the Company’s board of directors or stockholders. Pursuant to the Merger, each issued and outstanding Share (other than Shares held by the Offeror or the Trusts and Shares held by stockholders who have validly perfected their dissenters’ rights under the DGCL) will be converted into and represent the right to receive the merger consideration which shall be equal to the Offer Price. The Offer is being made without the prior approval of the Company’s board of directors.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Offeror gives written notice to the Depositary of the Offeror’s acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Offeror and transmitting such payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price of Shares be paid by the Offeror regardless of any delay in making any payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in “The Offer—Section 2. Acceptance for Payment and Payment for Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) all other documents required by the Letter of Transmittal.

The Offeror may, in its sole discretion, elect at any time to extend the Offer. If the Offeror decides to extend the Offer, the Offeror will inform the Depositary of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. The term “Expiration Date” means 12:00 midnight, New York City time, on April 13, 2006, unless and until the Offeror will have extended the period of time during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, expires.

If all the conditions to the Offer have been satisfied or waived, if waivable, and subject to certain other conditions, pursuant to Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the expiration of the Offer, the Offeror may elect, in its sole discretion, to provide a subsequent offering period (a “Subsequent Offering Period”), pursuant to which the Offeror may add a period of between three and twenty business days to permit additional tenders of Shares not tendered during the period of the Offer prior to the Expiration Date. If the Offeror decides to provide for a Subsequent Offering Period, the Offeror will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. If the Offeror elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, to extend the Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Periods (including extensions thereof) is no more than twenty business days, by giving oral or written notice of such extension to the Depositary. During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights. See “The Offer—Section 4. Withdrawal Rights” of the Offer to Purchase.

Subject to applicable law and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after May 15, 2006. Except as otherwise provided in “The Offer—Section 4. Withdrawal Rights” of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written (or facsimile transmission) notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a stockholder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such stockholder’s adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The deductibility of capital losses is subject to limitations. All stockholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of U.S. federal income tax laws (including the alternative minimum tax) and any state, local or foreign income and other tax laws and of changes in such tax laws. For a description of certain U.S. federal income tax consequences of the Offer and the Merger, see “The Offer—Section 5. Material U.S. Federal Income Tax Considerations” of the Offer to Purchase.

The Offeror expressly reserves the right (but shall not be obligated) at any time and from time to time, to waive any condition to the Offer (other than the Majority of the Minority Condition) or modify the terms of the Offer, subject to the rules and regulations of the Securities and Exchange Commission.

The information required to be disclosed by paragraph (d)(l) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

A request has been made to the Company for the use of the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to the Company’s stockholders. Upon compliance by the Company with such request, the Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials should be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. The Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll Free: (800) 868-1362

The Dealer Manager for the Offer is:

745 Seventh Avenue

Attn: Equity Corporate Services

New York, New York 10019

Call Toll-Free: (888) 610-5877

March 17, 2006